Exhibit 99.2

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Dupixent® (dupilumab) Approved for Severe Asthma by European Commission

•	Only biologic approved in the EU for severe asthma with type 2 inflammation, as characterized by raised blood eosinophils and/or raised fractional exhaled nitric oxide (FeNO)

•	In clinical trials, Dupixent improved lung function and quality of life, and reduced severe exacerbations and oral corticosteroid use

PARIS and TARRYTOWN, NY – May 7, 2019 – The European Commission has approved Dupixent® (dupilumab) for use in adults and adolescents 12 years and older as an add-on maintenance treatment for severe asthma with type 2 inflammation characterized by raised blood eosinophils and/or raised fractional exhaled nitric oxide (FeNO), who are inadequately controlled with high dose inhaled corticosteroid (ICS) plus another medicinal product for maintenance treatment.

“People whose severe asthma is inadequately controlled on current therapy continue to have trouble breathing and suffer potentially life-threatening exacerbations. This daily burden and unpredictability can significantly diminish quality of life, causing missed days of school, work and social activities,” said Tonya Winders, President, Global Allergy and Asthma Patient Platform (GAAPP). “GAAPP welcomes the addition of new treatments such as Dupixent, designed to help those with severe asthma take control of their symptoms and get on with their daily lives.”

Despite standard-of-care treatment, people with severe asthma often have inadequately controlled, persistent symptoms that may make them suitable for treatment with a biologic therapy. These patients live with coughing, wheezing and difficulty breathing, and are at risk of severe asthma attacks that may require emergency room visits or hospitalizations. In addition to taking maintenance ICS treatment, patients with severe asthma often rely on oral corticosteroids (OCS) when their symptoms worsen. While OCS can provide relief for severe symptoms, current asthma guidelines suggest limiting their chronic use to the most severe patients due to the potential for serious side effects.

“Type 2 inflammation is responsible for many of the hallmark symptoms of asthma – and Dupixent is the first and only treatment approved for patients in the European Union with severe asthma characterized by multiple biomarkers of type 2 inflammation,” said George D. Yancopoulos, M.D., Ph.D., President and Chief Scientific Officer at Regeneron. “Dupixent is now approved in asthma and atopic dermatitis, and we continue to study this novel treatment in younger populations with these diseases, as well as other conditions driven by type 2 inflammation, including chronic rhinosinusitis with nasal polyps and food and environmental allergies.”

Dupixent is a human monoclonal antibody that inhibits the signaling of interleukin-4 (IL-4) and interleukin-13 (IL-13), two key proteins that play a central role in type 2 inflammation that underlies specific types of asthma as well as several other allergic diseases. This effect is associated with the reduction of type 2 inflammatory biomarkers including FeNO, immunoglobulin E (IgE) and eotaxin-3 (CCL26).

“Today’s approval marks an important moment for adolescents and adults in the European Union who suffer from severe asthma with type 2 inflammation,” said John Reed, M.D., Ph.D., Head of Research and Development at Sanofi. “In clinical trials, Dupixent not only reduced exacerbations and oral corticosteroid use, but it also improved lung function and patients’ overall quality of life. Dupixent offers a new treatment option for those who remain inadequately controlled with current medications, including those dependent on oral corticosteroids – which may have potentially serious side effects when used chronically.”

About the LIBERTY ASTHMA Clinical Program

The EC approval is based on clinical data from 2,888 adults and adolescents who participated in three pivotal trials from the global LIBERTY ASTHMA program, including the Phase 3 QUEST and VENTURE trials and a Phase 2b trial. QUEST enrolled 1,902 patients with persistent asthma and evaluated whether adding Dupixent to standard-of-care therapy could reduce severe exacerbations and improve lung function (measured by FEV1). VENTURE enrolled 210 patients with severe oral corticosteroid-dependent asthma and evaluated whether adding Dupixent to standard-of-care therapy could reduce the use of maintenance oral corticosteroids. The Phase 2b trial enrolled 776 adult patients with moderate-to-severe asthma and evaluated whether adding Dupixent to standard-of-care therapy could improve lung function.

In these trials, Dupixent:

•

Reduced severe exacerbations: In QUEST, by week 52 exacerbations were reduced by up to 67% compared to placebo in patients with eosinophils ≥300 cells/microliter and up to 65% for those with FeNO levels ≥25 parts per billion. In the Phase 2b trial, by week 24 exacerbations were reduced by up to 81% compared to placebo in patients with eosinophils ≥300 cells/microliter.

•

Improved lung function: In QUEST, by week 12 Dupixent improved FEV1 by up to 33% (vs. up to 16% for placebo) in patients with blood eosinophils of ≥300 cells/microliter and up to 30% (vs. up to 14% for placebo) in patients with FeNO ≥25 parts per billion. In the Phase 2b trial, by week 12 Dupixent improved FEV1 by up to 26% (vs. 10% for placebo) in patients with blood eosinophils of ≥300 cells/microliter.

•	Reduced oral corticosteroid use: In VENTURE, by week 24 more than half of Dupixent patients completely eliminated oral corticosteroids, and overall use reduced by 70% (vs. 42% for placebo).

•	Safety: In asthma clinical trials, the most common adverse reaction was injection site erythema (redness). Anaphylactic reaction has been reported very rarely in the asthma development program.

All trials enrolled patients irrespective of minimum baseline type 2 inflammatory biomarkers, such as eosinophils or FeNO levels. Recently updated Global Initiative for Asthma (GINA) guidelines characterize type 2 inflammation by eosinophils ≥150 cells/microliter or FeNO ≥20 parts per billion. In these pivotal trials, patients with eosinophils ≥150 cells/microliter or FeNO ≥25 parts per billion benefited most from Dupixent. In the Phase 2b trial and QUEST, the greatest improvements in exacerbations and lung function were observed in patients with higher baseline levels of type 2 disease. In VENTURE the effect of Dupixent on oral corticosteroid use, exacerbations and lung function, was similar irrespective of baseline levels of type 2 inflammation.

About Dupixent

Dupixent is also approved in the EU for the treatment of adults with moderate-to-severe atopic dermatitis who are candidates for systemic therapy. In October 2018, Dupixent was approved in the U.S. as an add-on maintenance therapy in patients with moderate-to-severe asthma aged 12 years and older with an eosinophilic phenotype or with oral corticosteroid-dependent asthma. It is also approved in the U.S. for adults and adolescents (12 to 17 years of age) with moderate-to-severe atopic dermatitis whose disease is not adequately controlled with topical prescription therapies or when those therapies are not advisable. Dupixent is being developed jointly by Regeneron and Sanofi as part of a global collaboration agreement.

Dupixent comes in a 200 mg pre-filled syringe for patients with severe asthma or a 300 mg pre-filled syringe for those who have severe asthma and are on oral corticosteroids or with co-morbid moderate-to-severe atopic dermatitis. It is given as a subcutaneous injection every other week at different injection sites after the initial loading dose. Dupixent can be given in a clinic or at home by self-administration after training by a healthcare professional.

In addition to the currently approved indications, Regeneron and Sanofi are also studying dupilumab in a broad range of clinical development programs for diseases driven by allergic and other type 2 inflammation, including chronic rhinosinusitis with nasal polyps (Phase 3 completed), pediatric asthma and atopic dermatitis (6 to 11 years of age, Phase 3), pediatric atopic dermatitis (6 months to 5 years of age, Phase 2/3), eosinophilic esophagitis (Phase 3), chronic obstructive pulmonary disease (Phase 3) and food and environmental allergies (Phase 2). Dupilumab is also being studied in combination with REGN3500, which targets IL-33. These potential uses are investigational and the safety and efficacy have not been evaluated by any regulatory authority. Dupilumab and REGN3500 were invented using Regeneron’s proprietary VelocImmune® technology that yields optimized fully-human antibodies.

For more information on dupilumab clinical trials please visit www.clinicaltrials.gov.

About Regeneron

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led for 30 years by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to seven FDA-approved treatments and numerous product candidates in development, all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye disease, allergic and inflammatory diseases, cancer, cardiovascular and metabolic diseases, neuromuscular diseases, infectious diseases and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through our proprietary VelociSuite® technologies, such as VelocImmune® which produces optimized fully-human antibodies, and ambitious research initiatives such as the Regeneron Genetics Center, which is conducting one of the largest genetics sequencing efforts in the world.

For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact Ashleigh Koss Tel.: +1 (908) 981-8745 Ashleigh.Koss@sanofi.com Regeneron Media Relations Contact Sharon Chen Tel: +1 (914) 847-5018 Sharon.chen@regeneron.com	Investor Relations Contact George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com Regeneron Investor Relations Contact Mark Hudson Tel: +1 (914) 847-3482 Mark.Hudson@regeneron.com

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